SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002.

DUNDEE BANCORP INC.
(Translation of Registrant's Name into English)

55th Floor
40 King Street West
Toronto, Ontario
Canada M5H 4A9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

Date April 2, 2002

By: [signature]

Name: Lori E. Beak
Title: Assistant Secretary

DUNDEE BANCORP INC.

FOR IMMEDIATE RELEASE

March 28, 2002 – Dundee Bancorp Inc. (DBC.A – TSE) today announced that purchases of a maximum of 1,215,836 of its class A subordinate voting shares ("Subordinate Voting Shares"), representing approximately 5% of the 24,316,731 issued and outstanding Subordinate Voting Shares on the date hereof, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange ("TSE"), will commence on April 1, 2002 and will terminate no later than March 31, 2003. The purchases will be made in accordance with the by-laws and rules of the TSE. The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Bancorp purchased an aggregate of 1,387,357 Subordinate Voting Shares at an average price of $14.57 per share through the facilities of the TSE under a normal course issuer bid which commenced on March 27, 2001 and expired March 26, 2002.

Dundee Bancorp believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company and its shareholders.

For further information please contact:

Lori E. Beak
Assistant Secretary
(416) 365-5165

A copy of the Notice may be obtained upon request from the Secretary of the Corporation, without charge.

DUNDEE BANCORP INC.

DUNDEE BANCORP REPORTS ON A BAD YEAR BUT CONTINUES WITH ITS VISION

FOR IMMEDIATE RELEASE

Toronto, March 28, 2002 -- Dundee Bancorp Inc. (DBC.A – TSE) announces its results for the year ended December 31, 2001. The Company reported a consolidated net loss during the year of $57.0 million or approximately $2.17 per share. This loss is primarily the result of non-cash equity accounted losses and prudent capital market provisions against certain sectors of the Company's investment portfolio, which totalled $52 million or 90% of the reported loss. Depressed capital markets and reduced operating volumes caused operating losses at the Company's 85%-owned subsidiary, Dundee Wealth Management Inc., making up a majority of the difference.

The most significant single loss from an equity accounted investment was $32.6 million emanating from the Company's 29% ownership of Breakwater Resources Ltd., a global zinc metal producer that was affected by record low prices for zinc during the year. A $19 million reserve provision against the investment portfolio is the second significant single addition to the loss.

Nonetheless, the Company continues with its vision to more completely evolve itself into a full-fledged financial service company serving the wealth management industry. "We not only embrace that vision but we are today one of the country's leaders of that vision" said Ned Goodman, President and Chief Executive Officer. In that light, the Company is proud that it has achieved certain landmark positions towards its goal during 2001.

- Dundee Wealth's subsidiary, Dynamic Mutual Funds Ltd., reported positive net sales for 2001, the first year of positive sales since 1997. Considering the market environment for mutual fund sales, the Company considers this a milestone.

- When compared to like funds, over 74% of our fiduciary investment funds are performing in the top two quartiles based on one year results and over 60% are in that position based on three year results. In addition, our Dynamic Power Canadian Growth Fund was ranked by FundLibrary as the number one performing large capitalization Canadian equity fund over the last ten years.

- Dynamic successfully created and developed a state of the art Client Information Database and implemented a company wide customer intimacy program. This is allowing the Company to competitively target and service the very broad base of independent financial advisors across Canada. Dynamic won the "*e-Customer World Institute Enterprise Solution Award*" for this innovative program.

- The distribution side of our financial service business, during a difficult year, managed to successfully complete and enhance its back office facilities and client services as well as achieve operating cost reductions while increasing its financial advisor force both in number and quality.

- Consistent with the Company's view to increase the financial services products offered to its wealth management clientele, the Company made an application during 2001 to the Office of Superintendent of Financial Institutions ("OSFI") to incorporate a Canadian federal bank. The Company has been working with OSFI to complete all necessary requirements that are a part of the application process.

Dundee Bancorp's main operating subsidiary is Dundee Wealth Management Inc., a Canadian-owned, TSE listed, financial service company providing investment management, securities brokerage, financial planning and investment advisory services to individuals, institutional investors, corporations and foundations. Dundee Wealth reported over $13 billion in assets under management and administration at the end of 2001, including $6.5 billion of assets under management which are managed by Dynamic Mutual Funds Ltd., a wholly-owned subsidiary of Dundee Wealth. EBITDA for the wealth management division totalled $40.5 million for 2001, compared with $71.1 million for the previous year reflecting a reduction in volumes due to market declines.

Dundee Realty Corporation, a 40% equity accounted investment, had an excellent year with net income increasing 117% to $33.1 million compared to $15.3 million in the previous year. Dundee Realty has become one of the largest and fastest growing real estate companies in Canada with over $1 billion in assets and approximately $250 million in revenues.

The Company has an investment portfolio which it manages with a long-term focus. Traded market values at any given point in time are not necessarily indicative of management's assessment of these entities' underlying values. Accordingly, trading prices may give a misleading view of the portfolio's true value. In addition, the accounting policies under which our financial statements are prepared require us to only record realized gains and losses in income or in certain cases, record our proportionate share of income or loss. This may also distort the true value of the portfolio. "For example", says Ned Goodman, "our Company owns two million shares or about 9% of Laurentian Bank. In the year 2001 alone, our value in Laurentian has increased by over $6.00 per share. This gain of over $12 million is not recognized in our operating results."

Declines in global capital markets affected the trading value of some of the Company's investment holdings. The estimated market value of the Company's portfolio, excluding its consolidated investments in Dundee Wealth Management Inc. and Eurogas Corporation, dropped from $438 million at the end of 2000 to $423 million at the end of 2001, largely due to the decline in the market value of Breakwater. We continue to believe that the fair value of our investment portfolio significantly exceeds our accounting value. As only realized gains give rise to investment income, lesser trading volumes in the corporate portfolio have resulted in reduced investment income levels from $21.2 million in the previous year to $8.4 million in 2001.

As the Company uses the equity method to account for its investment in Breakwater, it picked up its share of Breakwater losses, being approximately $33 million. Dundee Bancorp has also provided a US$6.5 million bank guarantee in order for Breakwater to increase its credit facility during this period of depressed zinc prices. The Company will ultimately receive warrants to purchase approximately 30 million shares of Breakwater at $0.20 per share for assisting during these troubled times or Breakwater. Based on the continuation of the recent rally on zinc prices, Breakwater is on target to meet its financial plan.

During 2001, Dundee Bancorp assessed its mutual fund operations located in India and concluded that in light of its expansion plans for its domestic financial service activities, this business should not be pursued. The 2001 results reflect an $8 million reserve provision against the Company's carrying value of its investment in India, including expected exit costs. Early in 2002, the main operating entity in the group, the asset management division, was sold to a third party. The Company is currently in negotiations to dispose of the remaining ancillary operations and expects to do so by the end of the second quarter of 2002.

"The year 2001 proved challenging as a result of weaker markets and general economic conditions. This resulted in unsatisfactory financial results. While the prospects for 2002 still remain uncertain, we are committed to our immediate strategy of reducing expenses, to creating value through our investment portfolio and to our vision of building a significant financial service business." says Ned Goodman.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 85%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

FINANCIAL INFORMATION ATTACHED

For further information contact:

Ned Goodman
President & Chief Executive Officer
(416) 365-5665

Joanne Ferstman
Vice President & Chief Financial Officer
(416) 365-5010

CONDENSED MANAGEMENT'S DISCUSSION AND ANALYSIS

Total revenue, before income from our corporate portfolio, for the year ended December 31, 2001 was $239.3 million compared with $291.6 million in 2000. Income earned from the investment portfolio, exclusive of our share of earnings of equity accounted investments, was $8.4 million, compared with $21.2 million in 2000. As a result of the consolidation of Eurogas, Dundee Bancorp recorded oil and gas sales, net of royalties, of $1.0 million.

Management and administration fee revenues during 2001 were $113.2 million compared with $124.0 million in the previous year. Dundee Bancorp's wealth management division experienced positive growth from net sales during 2001, with total net sales of $15 million. Negative capital markets, however, resulted in market value depreciation of $219 million, reducing total assets under management slightly to $6.5 billion at the end of 2001 compared to $6.7 billion at the end of 2000. Net sales activity has been largely in those Dynamic products which generally pay management fees that are lower than the average 1.86% for all mutual funds managed. In addition, management and administration fee revenue was impacted by market depreciation in some of our funds. Management and administration fees earned from our offshore subsidiaries totalled $2.7 million, a slight increase from $2.6 million earned in the previous year.

Mutual fund redemption levels were reduced by 20% in 2001. Correspondingly, total redemption fee revenue dropped from $20.3 million to $10.5 million. While the most significant factor in reduced redemption fee revenue is the decline in actual redemptions experienced during 2001, it can also be attributed partially to the implementation of our short redemption fee schedule. Approximately 60% of fund sales are currently transacted on a deferred sales charge basis, 23% of which are sold with a short redemption fee option.

Retail commission and trailer revenues earned from the wealth management division were $61.4 million in 2001 compared with $82.5 million in the previous year. Institutional sales revenue levels increased marginally to $13.0 million in 2001 compared with $11.9 million in the previous year. The capital market environment during 2001 has generally reduced the market value of securities and adversely affected transaction volumes, affecting the overall profitability of brokerage operations in Dundee Wealth. This is clearly reflected in the principal trading activity as revenue levels declined significantly to $11.2 million in the current year compared to $25.2 million last year. Corporate finance activity however, returned positive results during 2001, generating total revenues of $13.3 million, an increase of over 10% from last year's levels of $11.8 million.

During the current year, the Company earned $4.4 million in interest and foreign exchange from debt securities held in the corporate portfolio. Dividend revenue remained constant at approximately $2.3 million. Net gains from investments were $1.7 million in 2001 compared with $15.5 million in 2000. This decrease in realized gains affects the overall profitability of the Company for the year. However, the Company's portfolio is managed with a long-term perspective. Therefore, realized gains and losses are expected to vary from period to period. Unrealized gains in the portfolio are not recognized in income.

Income generated by the Company's merchant banking and investment portfolio is summarized below:

		2001		2000
Interest, dividends and foreign exchange	$	6,706	$	5,614
Realized investment gains, net		1,715		15,543
		8,421		21,157
Share of losses of equity accounted investments		(31,400)		(4,741)
Losses from dilutions of interest in equity accounted investments		(724)		(2,815)
		(32,124)		(7,556)
Increase in investment provision to reflect decreases in value of investments		(19,379)		(9,548)
	$	**(43,082)**	**$**	**4,053**

At December 31, 2001, the Company's investment portfolio was invested in a variety of sectors including real estate, financial services, resources, and the new economy including telecommunications, technology and biomedical companies. During the current year, the Company took a more conservative approach to certain sectors in its portfolio. Provisions were made totalling $11.4 million against the Company's carrying value in the telecommunications sector. As discussed previously, an additional $8 million was provided against the carrying value of Dundee Bancorp's investment in India.

At year end, 66% of the market value of our investment portfolio was invested in public company securities, 17% in private companies and 17% in mutual funds and other liquid assets.

Selling, general and administrative expenses were $119.3 million in 2001 compared with $117.9 million in 2000. While corporate overhead has been substantially reduced to $6.5 million in the current year compared to $10.4 million in 2000, and while our offshore activities remain constant at about $3 million per year, expenses of the Company's wealth management division have increased to $114.0 million in 2001 compared with $109.5 million in 2000.

In the fourth quarter, Dundee Wealth announced that in addition to reductions in staff that have been occurring on an ongoing basis in the brokerage division, Dynamic Mutual Funds Ltd. reduced its workforce, thereby reducing its employment costs by about 8%. Compensatory payments, including severance payments of about $750,000, contributed to an increase in overall compensation expense in the wealth management division of Dundee Bancorp.

During the 2001 year, the brokerage division of Dundee Wealth took a prudent approach and reserved against certain client accounts whose security positions had declined in value during the period of market negativity. This reserve may be reversed in future periods when the positions recover or when client security is enhanced.

The costs incurred to launch several new financial service products during 2000 and 2001 were expensed. In addition, these products have not yet gathered sufficient assets to enable them to operate at breakeven levels. Therefore, during the current year, these new funds, along with others, were not able to fully absorb the administrative costs associated with their operation, affecting the operating profitability of the wealth management division. The inability to absorb these expenses cost the Company $5.7 million. As these and other portfolios grow in size, non-absorbed costs will be substantially reduced and eventually eliminated.

In the current year, the Company changed the way it accounts for commissions paid to its own investment advisors who sell corporate products to their clients on a deferred sales charge basis. The Company has determined that the appropriate way to account for these expenses is to defer these costs to the commission pool, consistent with the way the Company accounts for commissions paid to all third-party brokers and dealers. Previously, these costs were included as compensation expense. The effect of this change has been recorded on a retroactive basis and has increased pre-tax earnings during 2001 by $2.5 million and increased net earnings in 2000 by $3.3 million.

Variable compensation costs decreased in 2001 to $60.3 million from $83.0 million in the prior year. This decrease is consistent with lower financial services revenues. The Company has also experienced improvement in contribution margins, both as a result of a direct change in its payout structure and because investment advisors were not, in this market, always able to attain the sales quota required to earn higher payout fees.

Amortization of deferred sales commissions decreased to $37.3 million in 2001 from $44.6 million in the same period of 2000. The carrying value of the deferred sales commissions on December 31, 2001 declined to $56.9 million from $75.9 million in 2000. The contingent redemption fees payable to the Company if all assets sold on a deferred sales charge basis were redeemed approximates $117 million at December 31, 2001.

Trailer fees paid by the Company during 2001 were $19.6 million compared with $22.0 million in the previous year. The decrease in trailer fee expense is directly related to a decrease in the market value of assets under management year-over-year.

Other depreciation, depletion and amortization expense during 2001 was $12.1 million, including amortization of goodwill of $5.7 million. Capital expenditures incurred by the brokerage division of Dundee Wealth as it expands the infrastructure necessary to support higher levels of customer activity are reflected in increased depreciation expense of $1.8 million year-over-year.

Selected information on the Company's operating segments for the years ended December 31, 2001 and 2000 is detailed below.

SEGMENTED (LOSS) EARNINGS	*Wealth Management*		*Corporate and Merchant Banking*		*Offshore Activities*		*Total*	
	2001	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*
Revenues	$235,256	$285,544	$ 16,388	$ 34,678	$ 3,719	$ 2,557	$ 255,363	$ 322,779
Expenses	239,330	260,847	23,660	34,192	5,365	7,446	268,355	302,485
OPERATING (LOSS) EARNINGS	(4,074)	24,697	(7,272)	486	(1,646)	(4,889)	(12,992)	20,294
Other items in (loss) earnings:								
Equity losses	-	-	(32,124)	(7,556)	-	-	(32,124)	(7,556)
Investment provision	(939)	-	(10,487)	(9,548)	-	-	(11,426)	(9,548)
Non controlling interest	1,544	(1,438)	(11)	-	-	-	1,533	(1,438)
(LOSS) EARNINGS BEFORE TAXES	$ (3,469)	$ 23,259	$(49,894)	$(16,618)	$ (1,646)	$ (4,889)	(55,009)	1,752
Oil & gas properties							51	-
Discontinuance of operations in India							(9,909)	-
Income tax recovery							7,902	7,163
							$ (56,965)	**$ 8,915**

SEGMENTED ASSETS	Wealth Management		Corporate and Merchant Banking		Offshore Activities		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Cash and short term investments	$ 95,194	$ 83,895	$ 2,721	$ 17,638	$ 8,735	$ 4,923	$ 106,650	$ 106,456
Brokerage securities inventory	10,613	4,786	-	-	-	-	10,613	4,786
Accounts receivable	32,694	32,814	3,765	3,213	1,570	3,655	38,029	39,682
Amounts due from subsidiaries	-	-	43,196	36,358	-	-	43,196	36,358
Client accounts receivable	229,172	266,519	-	-	-	-	229,172	266,519
Investment portfolio	13,836	10,541	427,288	477,090	-	-	441,124	487,631
Deferred sales commissions	56,910	71,792	-	4,142	-	-	56,910	75,934
Capital and other assets	92,427	94,156	25,295	27,594	6,746	8,165	124,468	129,915
Total Assets	$530,846	$564,503	$502,265	$566,035	$ 17,051	$ 16,743	1,050,162	1,147,281
Intersegment assets							(43,196)	(36,358)
Oil & gas properties and associated assets							42,966	-
Residual carrying value of investment in India							200	8,122
							$ 1,050,132	**$ 1,119,045**

SEGMENTED LIABILITIES	Wealth Management		Corporate and Merchant Banking		Offshore Activities		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Accounts payable and accrued liabilities	$ 34,725	$ 43,655	$ 7,483	$ 8,925	$ 364	$ 598	$ 42,572	$ 53,178
Brokerage securities sold short	2,094	1,842	-	-	-	-	2,094	1,842
Client deposits and related liabilities	269,615	258,621	-	-	-	-	269,615	258,621
Current taxes payable	5,536	6,265	(3,192)	4,997	-	-	2,344	11,262
Amounts due to parent	12,587	10,675	-	-	30,603	25,683	43,190	36,358
Corporate debt	24,627	45,652	179,172	162,211	-	-	203,799	207,863
Future income tax liability	7,798	14,601	35,603	35,706	-	-	43,401	50,307
Non controlling interest	18,184	18,943	-	-	-	-	18,184	18,943
Total Liabilities	$375,166	$400,254	$219,066	$211,839	$ 30,967	$ 26,281	625,199	638,374
Intersegment liabilities							(43,196)	(36,358)
Oil & gas properties and associated liabilities							20,274	-
Expected liabilities associated with discontinued operations in India							2,000	7,092
							$ 604,277	**$ 609,108**

The Company's merchant banking portfolio consists of investments in both Canadian and non-Canadian enterprises that may be held through domestic or international subsidiaries of Dundee Bancorp. In certain circumstances, losses from investments held by international subsidiaries may not be immediately used to reduce Canadian taxable income. During 2001, a substantial portion of our investment provision falls into this category. The Company conservatively did not record an immediate tax benefit from these losses. However, the current structure of offshore operations will permit the Company to carry forward these losses, permitting it, in certain circumstances, to shelter future gains.

Total cash and short-term investments at December 31, 2001 were $118.0 million compared with $106.5 million at the end of 2000. Additionally, approximately 17% of the market value of the Company's investment portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. This may restrict the Company's ability to flow cash between the Company and its subsidiaries. At the end of 2001, all regulated entities complied with regulatory capital requirements and reported excess capital of over $30 million.

During 2001, Dundee Bancorp increased its borrowing facility by an additional $10 million, bringing total borrowing permitted pursuant to the credit facility to $30 million. Interest on the expanded facility is tiered in accordance with the Company's debt rating on its senior debentures. Dundee Wealth also maintains a credit facility for $20 million with a Canadian chartered bank. Dundee Securities Corporation, a 100% owned brokerage subsidiary of Dundee Wealth, has established a call loan facility with a Canadian chartered bank which is secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities. Total borrowing pursuant to all these facilities at the end of 2001 was $43.4 million.

During 2001, the Company paid $18.2 million to fund sales commissions. Cash flows from operations in Dynamic Mutual Funds Ltd. have been sufficient to fund these commissions internally. The Company, however, continuously monitors Dynamic's cash flows to ensure that it has sufficient cash flow or borrowing ability to meet the potential demand that would result from a sharp upswing in sales levels.

In March 2001, the Company applied for and obtained approval from The Toronto Stock Exchange to purchase its own shares for cancellation under a normal course issuer bid. During 2001, the Company purchased 557,766 Class A Subordinate Voting Shares for cancellation pursuant to its normal course issuer bid, or otherwise, at a total cash outlay by the Company of $8.0 million. The Company continued to purchase Class A Subordinate Voting Shares under its normal course issuer bid during the first quarter of 2002, canceling a further 825,009 shares at a cost of $14.78 per share.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000

(expressed in thousands of Canadian dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and short term investments	$ 117,995	$ 106,456
Brokerage securities inventory	10,613	4,786
Accounts receivable	39,281	39,682
Client accounts receivable	229,172	266,519
Investment portfolio	441,324	495,753
Deferred sales commissions	56,910	75,934
Capital and other assets	154,837	129,915
TOTAL ASSETS	**$ 1,050,132**	**$ 1,119,045**
LIABILITIES		
Accounts payable and accrued liabilities	$ 46,289	$ 52,703
Brokerage securities sold short	2,094	1,842
Client deposits and related liabilities	269,615	258,621
Deferred acquisition obligations	-	475
Current taxes payable	2,344	11,262
Corporate debt	203,799	214,955
Future income tax liability	42,415	50,307
Non controlling interest	37,721	18,943
	604,277	609,108
SHAREHOLDERS' EQUITY		
Share capital		
Common shares	340,109	346,475
Retained earnings	105,746	163,462
	445,855	509,937
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,050,132**	**$ 1,119,045**

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000

(expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2001	December 31, 2000
REVENUE		
Management and administration fees	$ 113,168	$ 124,011
Redemption fees	10,463	20,299
Financial services	115,647	147,330
	239,278	291,640
Investment income	8,421	21,157
Oil and gas sales, net of royalties	981	-
	248,680	312,797
EXPENSES		
Selling, general and administrative	119,348	117,874
Variable compensation	60,299	82,973
Trailer fees	19,566	21,976
Operating costs, oil and gas properties	434	-
	199,647	222,823
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	49,033	89,974
Amortization of deferred sales commissions	(37,262)	(44,562)
Depreciation, depletion and amortization	(12,075)	(10,320)
Interest expense	(14,593)	(14,798)
OPERATING (LOSS) EARNINGS	(14,897)	20,294
Share of losses of equity accounted investments	(32,124)	(7,556)
Increase in investment provision to reflect decreases in value of investments	(19,379)	(9,548)
Income tax recovery	7,902	7,163
Non controlling interest	1,533	(1,438)
NET (LOSS) EARNINGS	**$ (56,965)**	**$ 8,915**
NET (LOSS) EARNINGS PER SHARE		
Basic (loss) earnings per share	$ (2.17)	$ 0.34
Diluted (loss) earnings per share	$ (2.17)	$ 0.33

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000

(expressed in thousands of Canadian dollars)

	Common Shares	Deferred Acquisition Obligations	Retained Earnings	Total
Balance, December 31, 1999	$ 352,050	$ 372	$ 166,950	$ 519,372
Net earnings for the year	-	-	8,915	8,915
Change in opening retained earnings to account for change in accounting policy of equity accounted investees for income taxes	-	-	(9,353)	(9,353)
Change in opening retained earnings to account for changes in other accounting policies of equity accounted investee	-	-	(2,091)	(2,091)
Change in opening retained earnings and unrealized dilution gains, net of tax, to account for change in accounting for commission on internal distribution of mutual funds	(18)	-	443	425
Issuance of Class A subordinate shares for cash, net of costs	1,491	-	-	1,491
Issuance of Class A subordinate shares for non-monetary consideration	263	-	-	263
Deferred business acquisition obligations	372	(372)	-	-
Acquisition of Class A subordinate shares for cancellation	(7,931)	-	(1,368)	(9,299)
Cancellation of options granted, net of tax	-	-	(34)	(34)
Unrealized dilution gains, net of tax	248	-	-	248
Balance, December 31, 2000	346,475	-	163,462	509,937
Net loss for the year	-	-	(56,965)	(56,965)
Change in opening retained earnings to account for change in accounting policy of equity accounted investees	-	-	701	701
Issuance of Class A subordinate shares for cash, net of costs	714	-	-	714
Issuance of Class A subordinate shares for non-monetary consideration	625	-	-	625
Deferred business acquisition obligations	-	(1,083)	-	(1,083)
Acquisition of Class A subordinate shares for cancellation	(6,669)	-	(1,295)	(7,964)
Cancellation of options granted, net of tax	-	-	(157)	(157)
Unrealized dilution gains, net of tax	47	-	-	47
Balance, December 31, 2001	**$ 341,192**	**$ (1,083)**	**$ 105,746**	**$ 445,855**

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000

(expressed in thousands of Canadian dollars)

	December 31, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) earnings	$ (56,965)	$ 8,915
Non cash items:		
Depreciation, depletion and amortization	49,337	54,882
Net investment gains	(1,715)	(15,542)
Increase in investment provision to reflect decreases in value of investments	19,379	9,548
Share of unremitted equity losses	32,124	7,556
Future income taxes	(10,353)	(17,050)
Non controlling interest	(1,533)	1,438
Other non cash components	3,479	3,438
	33,753	53,185
Changes in:		
Accounts receivable	5,421	2,418
Accounts payable and accrued liabilities	(10,577)	(15,756)
Current taxes payable	(8,805)	(13,966)
Brokerage securities inventory, net	(5,575)	(5,902)
Client accounts receivable net of deposits and related liabilities	48,341	(25,650)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	62,558	(5,671)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds on sales of portfolio investments	16,758	92,101
Acquisition of investments	(34,607)	(85,754)
Cash acquired in business combination	11,390	-
Sales commissions paid on distribution of mutual funds	(18,238)	(21,350)
Other	(13,391)	(8,894)
CASH USED IN INVESTING ACTIVITIES	(38,088)	(23,897)
CASH FLOWS FROM FINANCING ACTIVITIES:		
(Decrease) increase in corporate debt	(6,983)	5,906
Issuance of Class A subordinate shares, net of costs	714	1,491
Issuance of shares in subsidiaries to non controlling interests	1,403	-
Acquisition of Class A subordinate shares	(7,964)	(9,299)
Cancellation of options granted	(101)	(61)
CASH USED IN FINANCING ACTIVITIES	(12,931)	(1,963)
NET INCREASE (DECREASE) IN CASH DURING THE YEAR	11,539	(31,531)
Cash, beginning of year	106,456	137,987
CASH, END OF YEAR	**$ 117,995**	**$ 106,456**
Cash flows from operating activities include the following:		
Interest paid	$ 13,506	$ 14,645
Taxes paid	$ 13,419	$ 25,865